HAWAIIAN TELCOM HOLDCO, INC.

1177 Bishop Street

Honolulu, Hawaii  96813

November 16, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:  Larry Spirgel - Assistant Director

Re:          Hawaiian Telcom Holdco, Inc.

Registration Statement on Form 10

Filed April 7, 2010

File No. 001-34686

Dear Mr. Spirgel:

On April 7, 2010, Hawaiian Telcom Holdco, Inc. (the “Company”) filed a registration statement on Form 10 (the “Form 10-12B”) under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 001-34686, which was subsequently amended on May 26, 2010 and October 10, 2010 in response to the Staff’s comments. The Form 10-12B related to the new common stock of the Company (the “Common Stock”) to be issued in connection with the Company’s emergence from Chapter 11 bankruptcy protection.

The Nasdaq Stock Market has advised the Company that Nasdaq cannot certify the Form 10-12B until the Company has at least 300 round lot holders for a Nasdaq Capital Market listing or 400 round lot holders for a Nasdaq Global Market listing.  Since the Company does not currently have sufficient round lot holders, on November 16, 2010, the Company intends to file a second registration statement on Form 10 (the “Form 10-12G”) under Section 12(g) of the Exchange Act.  The Company is filing the Form 10-12G under Section 12(g) to facilitate over-the-counter secondary trading of the Common Stock until such time as the Company satisfies the remaining Nasdaq listing requirements.  In addition, the Form 10-12G incorporates changes made to reflect the Company’s emergence from Chapter 11 on October 28, 2010 and to include financial statements for the nine months ended September 30, 2010.

At this time, the Company is voluntarily withdrawing the Form 10-12B (File No. 001-34686) seeking to register the Common Stock under Section 12(b) of the Exchange Act, together with all exhibits thereto, and does not wish to go effective in accordance with Section 12(b)(1) of the Exchange Act.  The Form 10-12B is being withdrawn to allow the Company to move forward with its Form 10-12G.  Please make the withdrawal effective as soon as practicable.

Should you have any questions regarding this matter, please contact Brett Cooper of Orrick, Herrington & Sutcliffe LLP at (415) 773-5918 or myself at (808) 546-8583.

Sincerely,

/s/ Robert F. Reich

Robert F. Reich
Senior Vice President and Chief Financial Officer

cc:	Eric K. Yeaman
John T. Komeiji
Brett Cooper